Sanofi Pasteur Obtains License from

Syntiron

to Develop & Commercialize Vaccine to

Prevent Staphylococcus infections

- Those infections are a major health concern no longer

confined to the intensive care unit -

Lyon, France – December 16, 2009 – Sanofi Pasteur, the vaccines division of the sanofi-aventis Group, announced today that it has entered into an exclusive, world-wide licensing agreement with Syntiron to develop and commercialize its prophylactic vaccine against Staphylococcus, including Methicillin-Resistant Staphylococcus aureus or MRSA. MRSA are responsible for several difficult-to-treat infections in humans, sometimes referred to as multidrug-resistant Staphylococcus aureus because these bacteria are resistant to a large group of antibiotics, including penicillins.

Syntiron is a private biotech company located in St. Paul, Minnesota; its mission is the prevention and treatment of human disease resulting from bacterial infection. Under the terms of the agreement, Sanofi Pasteur will support the joint, pre-clinical development of the product, working cooperatively with Syntiron, and be responsible for all future developments, regulatory approval, and commercialization of the vaccine. The agreement includes an undisclosed initial licensing fee, milestone payments, and royalty payments on future sales of the product.

“This agreement with Syntiron is just another example of Sanofi Pasteur’s interest in partnering with biotechs to produce innovative vaccines to address public health needs,” said Wayne Pisano, President and Chief Executive Office of Sanofi Pasteur. “Along with our development of a vaccine to prevent Clostridium difficile infection, the successful development of a vaccine to prevent MRSA would be a major achievement in combating hospital-associated infections.”

About Staphylococcus aureus

Methicillin-resistant Staphylococcus aureus (MRSA) is a type of bacterium that is resistant to certain antibiotics. According to the U.S. Centers for Disease Control and Prevention (CDC)’s website, these antibiotics include methicillin and other more common antibiotics such as oxacillin, penicillin and amoxicillin. Staph infections, including MRSA, occur most frequently among persons in hospitals and healthcare facilities (such as nursing homes and dialysis centers) who have weakened immune systems.

MRSA infections that occur in otherwise healthy people who have not been recently (within the past year) hospitalized or had a medical procedure (such as dialysis, surgery, catheters) are known as community-associated (CA)-MRSA infections. These infections are usually skin infections, such as abscesses, boils, and other pus-filled lesions.

According to the Internet Journal of Infectious Diseases, MRSA has become one of the most important pathogens that cause post-operative infections, and, in the U.S., it accounts for up to 40 percent of nosocomial (hospital-associated) Staphylococcus aureus infections in large hospitals and 25-30 percent in smaller hospitals. In Europe, MRSA prevalence ranges from over 50 percent in Portugal and Italy to below 2 percent in Switzerland and the Netherlands. In Asia, the prevalence lies around 50 percent, with extremely high rates in Hong Kong (75 percent) and Japan (72 percent). In many African hospitals the prevalence of MRSA is estimated at 15 percent, with Kenya and Nigeria having the highest prevalence of 21-30 percent. And according to Johns Hopkins Medicine, MRSA is now endemic in many hospitals, being one of the leading causes of nosocomial pneumonia and surgical site infection and the second leading cause of nosocomial blood stream infections.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, visit: www.sanofi-aventis.com

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than 1.6 billion doses of vaccine in 2008, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts

Global Media Relations	US Media Relations

Pascal Barollier	Susan Watkins
T.: +33-(0)4-37-37-50-38	T.: +1-570-957-2563
media@sanofipasteur.com	susan.watkins@sanofipasteur.com
www.sanofipasteur.com	www.sanofipasteur.us